# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 5E Advanced Materials, Inc., CIK 0001888654
CUSIP: 33830Q109
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 9329 Mariposa Road, Suite 210, Hesperia, California (CA), 92344
Date of event which requires filing of this statement: 01/14/2025
Amends the filing with accession number 0001193125-23-291725
Filed by CIK 0001942819
Persons authorized to receive notices and communications: Jonathan Siegler, 300 Crescent Court, Suite 1860, Dallas, Texas (TX), 75201, 469-398-2205

## Reporting persons
- Bluescape Energy Partners IV GP LLC (CIK 0001942819): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 53,109,194; sole dispositive power 0; shared dispositive power 53,109,194; aggregate amount beneficially owned 53,109,194 (43.5% of the class)
  Comment: For Box 8 and 10
  Represents 53,109,194 shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Notes.
  
  For Box 13
  Calculated based on 68,890,725 shares of Common Stock outstanding as of December 17, 2024, as reported in the Issuer's Definitive Proxy Statement on Form DEF 14A, filed on December 26, 2024, as increased by the 53,109,194 shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Notes beneficially owned by the Reporting Persons.
- BEP Special Situations IV LLC (CIK 0001942792): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 53,109,194; sole dispositive power 0; shared dispositive power 53,109,194; aggregate amount beneficially owned 53,109,194 (43.5% of the class)
  Comment: For Box 8 and 10
  Represents 53,109,194 shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Notes.
  
  For Box 13
  Calculated based on 68,890,725 shares of Common Stock outstanding as of December 17, 2024, as reported in the Issuer's Definitive Proxy Statement on Form DEF 14A, filed on December 26, 2024, as increased by the 53,109,194 shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Notes beneficially owned by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: 5E Advanced Materials, Inc.
Address of issuer's principal executive offices: 9329 Mariposa Road, Suite 210, Hesperia, California (CA), 92344
Comment: This Amendment No. 6 ("Amendment No. 6") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 8, 2023, as amended by Amendment No. 1 filed with the SEC on January 22, 2024, Amendment No. 2 filed with the SEC on June 13, 2024, Amendment No. 3 filed with the SEC on August 27, 2024, Amendment No. 4 filed with the SEC on September 18, 2024 and Amendment No. 5 filed with the SEC on January 15, 2025 (together, the "Original Schedule 13D"), relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of 5E Advanced Materials, Inc. (the "Issuer") whose principal executive office is located at 9329 Mariposa Road, Suite 210, Hesperia, CA 92344. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Original Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 6 shall have the same meanings herein as are ascribed to such terms in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended to add the following at the end thereof:

The amounts and percentages reflected on the cover pages of this statement reflect the full number of shares of Common Stock underlying the Notes held by the Reporting Persons; provided that, effective January 9, 2025, such Notes are subject to a 9.9% conversion limitation, and accordingly, the amount of shares of Common Stock acquirable and beneficially owned by the Reporting Persons is limited to the number of shares of Common Stock that would not exceed such limitation.

## Signatures
- Bluescape Energy Partners IV GP LLC: Jonathan Siegler, Authorized Signatory (01/16/2025)
- BEP Special Situations IV LLC: Jonathan Siegler, Authorized Signatory (01/16/2025)